SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76152G 100

(CUSIP Number)

Parag Saxena

Vedanta Management, L.P.

250 West 55th Street, Ste 13D

New York, NY 10019

(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates-R, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,629,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,629,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 797,789
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 797,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Beta Operators Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 698,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 698,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,427,039
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,427,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,039
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Parag Saxena
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,298,376
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,298,376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Schedule 13D/A is being filed as Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on behalf of Parag Saxena, the Chairman of the Board of Directors of Reviva Pharmaceuticals Holdings, Inc., together with the other reporting persons thereto, and as the initial Schedule 13D of the other Reporting Persons (as defined below) on this Amendment No. 4.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 4 relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons, which consist of Vedanta Associates-R, L.P. (“Vedanta Associates-R”), Vedanta Associates, L.P. (“Vedanta Associates”), Vedanta Partners, LLC (“Vedanta Partners),” Beta Operators Fund, L.P. (“Beta Operators”), and Mr. Saxena. Vedanta Associates is the general partner of Beta Operators. Vedanta Partners is the general partner of Vedanta Associates and Vedanta Associates-R. Mr. Saxena is the majority member of Vedanta Partners. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, Suite 13D, New York, NY 10019.

(c)

The principal business of Vedanta Partners, Vedanta Associates-R, Vedanta Associates, and Beta Operators is to invest in securities. The principal occupation of Mr. Saxena is as the co-founder, Managing Partner and Chief Executive Officer of Vedanta Management L.P. and NSR Advisors, LP.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Vedanta Associates-R, Vedanta Associates, and Beta Operators is a Delaware limited partnership. Vedanta Partners is a Delaware limited liability company. Mr. Saxena is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). The source of the funds for acquiring these shares was the working capital of Vedanta Associates-R, Vedanta Associates, and Beta Operators.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired the securities set forth in Item 5(c) and hold such securities for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 4 are incorporated by reference. The percentage set forth in row 13 is based on 17,231,737 outstanding shares of Common Stock, as reported by the Issuer in its prospectus supplement filed on May 28, 2021 (assuming no sale of pre-funded warrants in its underwritten offering).

(b)

The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 4 are incorporated by reference. The shares of Common Stock reported as beneficially owned on this Amendment No. 4 consist of the following:

Beneficial Owner	Shares of Common Stock		Shares Underlying Warrants		Total		Percentage of Outstanding(1)
Vedanta Associates-R	931,000		698,250		1,629,250		9.1%
Vedanta Associates	498,539	(2)	299,250	(2)	797,789	(2)	4.6%
Beta Operators	399,000		299,250		698,250		4.0%
Vedanta Partners	1,429,529	(3)	997,500	(3)	2,427,029	(3)	13.3%
Parag Saxena	2,300,876	(4)	997,500	(4)	3,298,376	(4)	18.1%

(1)

In accordance with Rule 13d-3, the beneficial ownership percentage for each Reporting Person assumes that the warrants held by such Reporting Person have been exercised, and that no other warrants have been exercised.

(2)	Consists of securities held by Vedanta Associates and Beta Operators, including 99,539 shares of Common Stock held directly by Vedanta Associates.

(3)	Consists of securities held by Vedanta Associates-R, Vedanta Associates, and Beta Operators.

(4)	Consists of securities held by Vedanta Associates-R, Vedanta Associates, and Beta Operators, as well as 871,347 shares of Common Stock held directly by Mr. Saxena.

(c)

In the Issuer’s underwritten transaction that closed on June 1, 2021, Vedanta Associates-R acquired 931,000 units at a purchase price of $3.75 per unit, consisting of 931,000 shares of Common Stock and warrants exercisable for 698,250 shares of Common Stock, for an aggregate purchase price of $3,491,250, and Beta Operators acquired 399,000 units at a purchase price of $3.75 per unit, consisting of 399,000 shares of Common Stock and warrants exercisable for 299,250 shares of Common Stock, for an aggregate purchase price of $1,496,250. The warrants are immediately exercisable at an exercise price of $4.125 per share.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth above in Item 4 and Item 5 of this Amendment No. 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

99.1	Joint Filing Agreement, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2021

VEDANTA ASSOCIATES-R, L.P.

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

VEDANTA ASSOCIATES, L.P.

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

BETA OPERATORS FUND, L.P.

By:	Vedanta Associates, L.P., its general partner

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

VEDANTA PARTNERS, LLC

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

/s/ Parag Saxena
PARAG SAXENA